Exhibit 99.1

ZTO Reports Second Quarter 2021 Unaudited Financial Results

Adjusted Net Income Reached RMB1.27 Billion

5.8 Billion Parcels Attained 21.0% Market Share

SHANGHAI, Aug. 18, 2021/PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2021[1]. The Company delivered a parcel volume growth of 25.6% while maintaining high quality of service and customer satisfaction. Adjusted net income reached RMB1,272.2 million. Cash generated from operating activities was RMB1,932.4 million.

Second Quarter 2021 Financial Highlights

·	Revenues were RMB7,325.1 million (US$1,134.5 million), an increase of 14.4% from RMB6,402.4 million in the same period of 2020.

·	Gross profit was RMB1,673.6 million (US$259.2 million), a decrease of 5.4% from RMB1,769.2 million in the same period of 2020.

·	Net income was RMB1,272.2 million (US$197.0 million), a decrease of 12.5% from RMB1,453.6 million in the same period of 2020.

·	Adjusted EBITDA[2] was RMB2,125.7 million (US$329.2 million), a decrease of 2.8% from RMB2,187.0 million in the same period of 2020.

·	Adjusted net income[3] was RMB1,272.2 million (US$197.0 million), a decrease of 12.5% from RMB1,453.6 million in the same period of 2020.

·	Basic and diluted net earnings per American depositary share (“ADS”[4]) were RMB1.56 (US$0.24), a decrease of 15.7% from RMB1.85 in the same period of 2020.

·	Adjusted basic and diluted net earnings per American depositary share[5] attributable to ordinary shareholders were RMB1.56 (US$0.24), a decrease of 15.7% from RMB1.85 in the same period of 2020.

·	Net cash provided by operating activities was RMB1,932.4 million (US$299.3 million), compared with RMB1,252.3 million in the same period of 2020.

Operational Highlights for Second Quarter 2021

·	Parcel volume was 5,772 million, an increase of 25.6% from 4,595 million in the same period of 2020.

·	Number of pickup/delivery outlets was over 30,100 as of June 30, 2021.

·	Number of direct network partners was over 5,450 as of June 30, 2021.

·	Number of line-haul vehicles was approximately 10,300 as of June 30, 2021, which included approximately 10,100 self-owned vehicles and approximately 200 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.

·	Out of the approximately 10,100 self-owned trucks, approximately 8,150 were high capacity 15 to 17-meter-long models as of June 30, 2021, compared to over 8,100 as of March 31, 2021.

·	Number of line-haul routes between sorting hubs was approximately 3,600 as of June 30, 2021, compared to over 3,650 as of March 31, 2021.

·	Number of sorting hubs was 96 as of June 30, 2021, among which 85 are operated by the Company and 11 by the Company’s network partners.

(1)	An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)        Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(3)        Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investment and subsidiary in which management aims to better represent the underlying business operations.

(4)	One ADS represents one Class A ordinary share.

(5)        Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented “ZTO’s consistent strategy to balance competing priorities of service quality, volume growth and earnings withstood the test of shifting policy environment and evolving market dynamics during the quarter. Our customer satisfaction scores ranked top of the peer group with a widening lead. The slight retreat in our market share for the quarter was a direct result of reemphasizing profitable volume when it was neither sensible nor sustainable to trade profits for short-term market share gain. We achieved strong corporate earnings. Meanwhile, our network policies and protective initiatives enabled thousands of our entrepreneurial partners including couriers to feel safe and secured, and they maintained high quality operations amidst persisted competition and diminishing profits.”

Mr. Lai added, “At the current rate of medium to high level of growth, China’s express delivery industry will likely grow daily volume to surpass 400 million or more parcels in the next 2-3 years. Capacity and operational efficiencies will set apart the winners and the rest. ZTO has undoubtedly established infrastructure advantages with years of consistent investments and innovations. Our network will further evolve with volume growth to become less layered and more streamlined generating greater cost efficiencies. Furthermore, our distinct shared-success philosophy and long-term practice are consistent with recent regulatory interventions aimed to establish fairness and restore healthy competition. ZTO stands to benefit because we have been relying on our operational edge to profit while allowing our network partners their fair share so that they can flourish. That is why ZTO’s network is more stable, and going forward, our network partners will be more resilient and will invest with greater confidence to develop their own capabilities that are in synch with our expanding transit and sorting operations, so together, we can continue to thrive.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “We achieved RMB1.27billion net income in the second quarter by focusing on effectively priced volume that contributed profit instead of loss-making. Normalized for one-time benefits from pandemic fee waivers and low oil prices last year, our combined transportation and sorting costs per unit generated positive productivity gains despite operating below the optimal capacity level.”

Ms. Yan added, “We generated RMB1.93 billion net operating cash flow which increased 54.3% from last year.  Capital expenditures totaled RMB 2.2 billion for the quarter with nearly 70% used for acquisition of land use rights and sorting hub construction and upgrades. We are strengthening infrastructure for the core express delivery and developing comprehensive logistic service capabilities to form competitive edge for the long run.”

Second Quarter 2021 Financial Results

	Three Months Ended June 30,					Six Months Ended June 30,
	2020			2021		2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
					(in thousands, except percentages)
Express delivery services	5,540,664	86.5	6,652,936	1,030,409	90.8	8,947,074	86.7	12,325,745	1,909,015	89.3
Freight forwarding services	467,095	7.3	313,553	48,563	4.3	762,571	7.4	806,540	124,917	5.8
Sale of accessories	321,189	5.0	314,131	48,653	4.3	498,214	4.8	574,311	88,949	4.2
Others	73,473	1.2	44,440	6,882	0.6	110,451	1.1	91,001	14,095	0.7
Total revenues	6,402,421	100.0	7,325,060	1,134,507	100.0	10,318,310	100.0	13,797,597	2,136,976	100.0

Total Revenues were RMB7,325.1 million (US$1,134.5 million), an increase of 14.4% from RMB6,402.4 million in the same period of 2020. Revenue from the core express delivery business increased by 18.1% compared to the same period of 2020, as a combined result of a 25.6% increase in parcel volume and a 5.9% decrease in parcel unit price mainly driven by per parcel weight decline. Revenue from freight forwarding services decreased by 32.9% compared to the same period of 2020 as cross border e-commerce demand and pricing gradually returned to normal post COVID-19 recovery. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills’ printing, decreased by 2.2%. Other revenues were mainly derived from financing services and advertising services.

	Three Months Ended June 30,					Six Months Ended June 30,
	2020		2021			2020		2021
		% of			% of		% of			% of
	RMB	revenues	RMB	US$	revenues	RMB	revenues	RMB	US$	revenues
					(in thousands, except percentages)
Line-haul transportation cost	1,996,562	31.2	2,763,264	427,975	37.7	3,293,979	31.9	5,297,177	820,428	38.4
Sorting hub operating cost	1,254,278	19.6	1,612,704	249,776	22.0	2,220,035	21.5	3,124,074	483,857	22.6
Freight forwarding cost	416,659	6.5	266,229	41,234	3.6	704,273	6.8	702,621	108,822	5.1
Cost of accessories sold	112,483	1.8	98,141	15,200	1.3	186,958	1.8	172,716	26,750	1.3
Other costs	853,276	13.3	911,080	141,108	12.6	1,325,242	12.9	1,730,834	268,073	12.5
Total cost of revenues	4,633,258	72.4	5,651,418	875,293	77.2	7,730,487	74.9	11,027,422	1,707,930	79.9

Total cost of revenues was RMB5,651.4 million (US$875.3 million), an increase of 22.0% from RMB4,633.3 million in the same period last year.

Line haul transportation cost was RMB2,763.3 million (US$428.0 million), an increase of 38.4% from RMB1,996.6 million in the same period last year. Other than incremental volume driven, the increase reflected (i) expiration of federal toll road fee waiver policy from mid-February to early May 2020 during the pandemic, and (ii) lower domestic diesel price during the pandemic outbreak last year. Line-haul transportation cost per parcel increased by 10.2% to RMB0.48 due to the combined effect of absence of one-time benefits existed last year and efficiency gains from increased usage of more self-owned high-capacity vehicles. There were approximately 1,050 more high-capacity vehicles in our fleet compared to the same period last year.

Sorting hub operating cost was RMB1,612.7 million (US$249.8 million), an increase of 28.6% from RMB1,254.3 million in the same period last year. The increase was primarily consisted of (i) RMB251.3 million (US$38.9 million) increase in labor-associated costs resulted from wage increases offset by automation-driven headcount productivity gain, and (ii) RMB68.5 million (US$10.6 million) increase in depreciation and amortization costs from increased number of installed automated sorting equipment and facilities. Sorting hub operating cost per unit increased 2.4%. As of June 30, 2021, 361 sets of automated sorting equipment were in service, compared to 282 sets as of June 30, 2020.

Cost of accessories sold was RMB98.1 million (US$15.2 million), decreased 12.8% compared with RMB112.5 million in the same period last year.

Other costs were RMB911.1 million (US$141.1 million), an increase of RMB57.8 million (US$9.0 million) compared to the same period last year. The increase was mainly consisted of (i) an increase of RMB36.4 million (US$5.6 million) in expenses related to the development of technology platform, (ii) an increase of RMB35.8 million (US$5.5 million) in tax surcharge, and (iii) a decrease of RMB29.4 million (US$4.6 million) in the costs of the advertising services.

Gross Profit was RMB1,673.6 million (US$259.2 million), decreased 5.4% from RMB1,769.2 million in the same period last year as a combined result of increased volume at a lower price and increased costs absent one-time benefits during COVID-19 outbreak. Gross margin rate was 22.8% compared to 27.6% in the same period last year. Average selling price declined 5.9% for the core express delivery business and unit cost increased 1.7%.

Total Operating Expenses were RMB218.0 million (US$33.8 million), compared to RMB122.6 million in the same period last year.

Selling, general and administrative expenses were RMB394.0 million (US$61.0 million), increased by 26.1% from RMB312.4 million in the same period last year, mainly from increases of compensation and benefits, office expenditures, depreciation and write-off of obsolete assets.

Other operating income, net was RMB176.0 million (US$27.3 million), compared to RMB189.9 million in the same period last year. Other operating income mainly consisted of (i) RMB95.8 million (US$14.8 million) of VAT super deduction, and (ii) government subsidies and tax rebates of RMB38.5 million (US$6.0 million).

Income from operations was RMB1,455.7 million (US$225.5 million), a decrease of 11.6% from RMB1,646.6 million for the same period last year. Operating margin rate decreased to 19.9% from 25.7% in the same period last year, mainly driven by a 4.8 percentage points decrease in gross margin.

Interest income was RMB102.4 million (US$15.9 million), compared with RMB114.3 million in the same period last year.

Interest expenses was RMB33.8 million (US$5.2 million), compared with RMB9.1 million in the same period last year.

Gain from fair value changes of financial instruments was RMB32.3 million (US$5.0 million), which reflected fair value changes, assessed using market-based redemption prices estimated by selling banks, on dual currency deposits, foreign currency options and forward contracts. There were no similar financial instruments in the same period last year.

Income tax expenses were RMB254.9 million (US$39.5 million) compared to RMB298.3 million in the same period last year.

Net income was RMB1,272.2 million (US$197.0 million), which decreased by 12.5% from RMB1,453.6 million in the same period.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.56 (US$0.24), compared to basic and diluted earnings per ADS of RMB1.85 in the same period last year.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.56 (US$0.24), compared with RMB1.85 in the same period last year.

Adjusted net income was RMB1,272.2 million (US$197.0 million), compared with RMB1,453.6 million during the same period last year.

EBITDA was RMB2,125.7 million (US$329.2 million), compared with RMB2,187.0 million in the same period last year.

Adjusted EBITDA was RMB2,125.7 million (US$329.2 million), compared to RMB2,187.0 million in the same period last year.

Net cash provided by operating activities was RMB1,932.4 million (US$299.3 million), compared with RMB1,252.3 million in the same period last year.

Business Outlook

Based on current market and operating conditions, the Company maintains its previously stated annual guidance. Parcel volume for 2021 is expected to be in the range of 22.95 billion to 23.80 billion, representing a 35% to 40% increase year over year. Such estimates represent management’s current and preliminary view, which are subject to change.

Company Share Purchase

On November 15, 2018, the Company announced a share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. On March 13, 2020, the board of directors of the Company approved the extension of the active share repurchase program to June 30, 2021. On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. The Company expects to fund the repurchases out of its existing cash balance. As of June 30, 2021, the Company has purchased an aggregate of 17,519,583 ADSs at an average purchase price of US$23.17, including repurchase commissions.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.4566 to US$1.00, the noon buying rate on June 30, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Wednesday, August 18, 2021 (8:30 AM Beijing Time on August 19, 2021).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	4725527

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 25, 2021:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10158503

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the second quarter of 2021, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter 2021 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended June 30,			Six Months Ended June 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
		(in thousands, except for share and per share data)
Revenues	6,402,421	7,325,060	1,134,507	10,318,310	13,797,597	2,136,976
Cost of revenues	(4,633,258)	(5,651,418)	(875,293)	(7,730,487)	(11,027,422)	(1,707,930)
Gross profit	1,769,163	1,673,642	259,214	2,587,823	2,770,175	429,046
Operating income (expenses):
Selling, general and administrative	(312,421)	(394,006)	(61,024)	(872,472)	(1,014,230)	(157,084)
Other operating income, net	189,867	176,019	27,262	303,270	332,590	51,512
Total operating expenses	(122,554)	(217,987)	(33,762)	(569,202)	(681,640)	(105,572)
Income from operations	1,646,609	1,455,655	225,452	2,018,621	2,088,535	323,474
Other income (expenses):
Interest income	114,258	102,400	15,860	240,485	177,882	27,550
Interest expense	(9,135)	(33,798)	(5,235)	(9,426)	(49,380)	(7,648)
Gain from fair value changes of financial instruments	—	32,331	5,007	—	48,130	7,454
Foreign currency exchange gain/(loss), before tax	2,594	(25,751)	(3,988)	19,047	(26,084)	(4,040)
Income before income tax, and share of loss in equity method	1,754,326	1,530,837	237,096	2,268,727	2,239,083	346,790
Income tax expense	(298,302)	(254,859)	(39,473)	(428,074)	(404,497)	(62,649)
Share of loss in equity method investments	(2,453)	(3,753)	(581)	(16,109)	(28,835)	(4,466)
Net income	1,453,571	1,272,225	197,042	1,824,544	1,805,751	279,675
Net (income)/loss attributable to noncontrolling interests	(5,217)	19,947	3,089	(1,490)	20,046	3,105
Net income attributable to ZTO Express (Cayman) Inc.	1,448,354	1,292,172	200,131	1,823,054	1,825,797	282,780
Net income attributable to ordinary shareholders	1,448,354	1,292,172	200,131	1,823,054	1,825,797	282,780
Net earnings per share attributed to ordinary shareholders
Basic	1.85	1.56	0.24	2.33	2.21	0.34
Diluted	1.85	1.56	0.24	2.33	2.21	0.34
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	783,894,733	827,015,267	827,015,267	783,124,385	827,755,090	827,755,090
Diluted	783,894,733	827,015,267	827,015,267	783,224,329	827,755,090	827,755,090
Other comprehensive (expenses)/income, net of tax of nil:
Foreign currency translation adjustment	(23,558)	(102,171)	(15,824)	153,368	(84,260)	(13,050)
Comprehensive income	1,430,013	1,170,054	181,218	1,977,912	1,721,491	266,625
Comprehensive income attributable to noncontrolling interests	(5,217)	19,947	3,089	(1,490)	20,046	3,105
Comprehensive income attributable to ZTO Express (Cayman) Inc.	1,424,796	1,190,001	184,307	1,976,422	1,741,537	269,730

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,
	2020	June 30, 2021
	RMB	RMB	US$

	(in thousands, except for share data)
ASSETS
Current assets:
Cash and cash equivalents	14,212,778	12,098,453	1,873,812
Restricted cash	133,196	51,716	8,010
Accounts receivable, net	746,013	767,851	118,925
Financing receivables	492,159	984,796	152,525
Short-term investment	3,690,402	3,138,782	486,135
Inventories	53,070	39,589	6,132
Advances to suppliers	589,042	695,319	107,691
Prepayments and other current assets	2,334,688	2,746,873	425,436
Amounts due from related parties	73,278	71,951	11,144
Total current assets	22,324,626	20,595,330	3,189,810
Investments in equity investee	3,224,463	3,293,405	510,083
Property and equipment, net	18,565,161	21,370,865	3,309,926
Land use rights, net	4,360,673	4,922,064	762,331
Intangible assets, net	41,832	38,733	5,999
Operating lease right-of-use assets	876,259	852,270	132,000
Goodwill	4,241,541	4,241,541	656,931
Deferred tax assets	720,561	929,866	144,018
Long-term investment	1,842,000	2,140,160	331,469
Long-term financing receivables	1,970,340	1,540,859	238,649
Other non-current assets	537,294	821,750	127,273
Amounts due from related parties-non current	500,000	521,000	80,693
TOTAL ASSETS	59,204,750	61,267,843	9,489,182

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	1,432,929	3,391,472	525,272
Accounts payable	1,635,888	1,596,483	247,264
Notes payable	326,200	351,107	54,380
Advances from customers	1,119,666	1,191,605	184,556
Income tax payable	48,628	80,192	12,420
Amounts due to related parties	16,655	21,495	3,329
Operating lease liabilities	246,394	226,037	35,009
Acquisition consideration payable	22,942	22,942	3,553
Dividends payable	11,198	2,438	378
Other current liabilities	4,487,084	4,409,817	682,994
Total current liabilities	9,347,584	11,293,588	1,749,155
Non-current operating lease liabilities	502,481	549,690	85,136
Deferred tax liabilities	254,987	256,346	39,703
TOTAL LIABILITIES	10,105,052	12,099,624	1,873,994

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 855,301,115 shares issued and 828,869,972 shares outstanding as of December 31, 2020; 845,497,968 shares issued and 827,002,948 shares outstanding as of June 30, 2021)	553	546	85
Additional paid-in capital	30,613,948	29,096,081	4,506,409
Treasury shares, at cost	(2,578,870)	(2,018,504)	(312,626)
Retained earnings	21,038,753	22,160,492	3,432,223
Accumulated other comprehensive loss	(95,571)	(179,831)	(27,852)
ZTO Express (Cayman) Inc. shareholders’ equity	48,978,813	49,058,784	7,598,239
Noncontrolling interests	120,885	109,435	16,949
Total Equity	49,099,698	49,168,219	7,615,188
TOTAL LIABILITIES AND EQUITY	59,204,750	61,267,843	9,489,182

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

			(in thousands)
Net cash provided by operating activities	1,252,270	1,932,405	299,291	1,430,061	2,409,357	373,162
Net cash used in investing activities	(1,097,851)	(184,468)	(28,570)	(1,812,554)	(4,556,458)	(705,705)
Net cash provided by/ (used in) financing activities	65,298	(943,506)	(146,130)	362,952	50,462	7,816
Effect of exchange rate changes on cash cash equivalents and restricted cash	2,145	(133,881)	(20,736)	19,460	(100,613)	(15,584)
Net increase / (decrease) in cash, cash equivalents and restricted cash	221,862	670,550	103,855	(81)	(2,197,252)	(340,311)
Cash, cash equivalents and restricted cash at beginning of period	5,055,471	11,492,290	1,779,929	5,277,414	14,360,092	2,224,095
Cash, cash equivalents and restricted cash at end of period	5,277,333	12,162,840	1,883,784	5,277, 333	12,162,840	1,883,784

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	June 30,	June 30,
	2020	2021
	RMB	RMB	US$
		(in thousands)
Cash and cash equivalents	5,261,920	12,098,453	1,873,812
Restricted cash, current	1,300	51,716	8,010
Restricted cash, non-current	14,113	12,671	1,962
Total cash, cash equivalents and restricted cash	5,277,333	12,162,840	1,883,784

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

		(in thousands, except for share and per share data)
Net income	1,453,571	1,272,225	197,042	1,824,544	1,805,751	279,675
Add:
Share-based compensation expense (1)	—	—	—	264,154	248,027	38,414
Adjusted net income	1,453,571	1,272,225	197,042	2,088,698	2,053,778	318,089

Net income	1,453,571	1,272,225	197,042	1,824,544	1,805,751	279,675
Add:
Depreciation	408,426	530,874	82,222	801,006	1,026,582	158,997
Amortization	17,602	33,928	5,255	33,250	59,579	9,228
Interest expenses	9,135	33,798	5,235	9,426	49,380	7,648
Income tax expenses	298,302	254,859	39,473	428,074	404,497	62,649
EBITDA	2,187,036	2,125,684	329,227	3,096,300	3,345,789	518,197

Add:
Share-based compensation expense	—	—	—	264,154	248,027	38,414
Adjusted EBITDA	2,187,036	2,125,684	329,227	3,360,454	3,593,816	556,611

(1) Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

		(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	1,448,354	1,292,172	200,131	1,823,054	1,825,797	282,780
Add:
Share-based compensation expense (1)	—	—	—	264,154	248,027	38,414
Adjusted Net income attributable to ordinary shareholders	1,448,354	1,292,172	200,131	2,087,208	2,073,824	321,194

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	783,894,733	827,015,267	827,015,267	783,124,385	827,755,090	827,755,090
Diluted	783,894,733	827,015,267	827,015,267	783,224,329	827,755,090	827,755,090

Net earnings per share/ADS attributable to ordinary shareholders
Basic	1.85	1.56	0.24	2.33	2.21	0.34
Diluted	1.85	1.56	0.24	2.33	2.21	0.34

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	1.85	1.56	0.24	2.67	2.51	0.39
Diluted	1.85	1.56	0.24	2.66	2.51	0.39

(1) Net of income taxes of nil

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ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508